Exhibit 99.2

Immunocellular Cell Therapy Approach to Clinical Success Case Study of CVac™ Commercial Translation of Regenerative Medicine 25 & 26 November 2013 London, United Kingdom Matthew Lehman Chief Executive Officer Prima BioMed Ltd ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034 PRIMA BIOMED

Notice: Forward Looking Statements

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD; Deutsche Börse: YP1B.F). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed's control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed's current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

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Cancer vaccines have great potential For Drew Pardoll, Director of the Cancer Immunology Program in Johns Hopkins University’s Sidney Kimmel Comprehensive Cancer Center:—Nature Reviews Drug Discovery, Vol 12, July 2013 PRIMA BIOMED 3

The market for cancer immunotherapies is enormous22 May 2013 | 52 pages Drugs (Citi) Europe | United Kingdom ? Industry Overview Andrew S Baum +44-20-79864498 andrew.baum@citi com Mark Dainty, ACA mark.dainty@citi.com PRIMA BIOMED 4

Multiple immunotherapy approaches & possible combinations Andrew Baum Citi Research May 2013 PRIMA BIOMED 5

Moving through development. Where to invest ? When? Does one affect the other? Can we find balance? ‘PRIMABIOMED 6

CVAC—CASE STUDY OF PERSONALIZED IMMUNOCELLULAR PRODUCT PRIMA BIOMED

CVac Overview Manufacturing of CVac MNCs (white blood cells) taken from the patient by apheresis and sent to lab MNCs separated and matured to dendritic cells (DCs) with growth factors DCs are pulsed with the antigen Mannanosylated Fusion Protein containing mucin 1 (M-FP) Mucin 1 antigen is internalized by the DCs The DCs washed, formulated, and frozen as 1ml vials Mechanism after injection Mucin 1 is overexpressed on cancer cells Cvac administered as 4 intradermal injections at each dose CVac activates CD8+ & CD4+ T-cells specific to mucin 1 T cells target mucin 1 overexpressed on cancer cells T cells kill cancer cells PRIMA BIOMED 8

Antigen Target: Mucin 1 Tumor MUC1 Aberrant version of Mucin 1 on cancer cells Much less glycosylation Highly over expressed on cancer cells Mucin 1 Over-expression Ovarian cancer-83% Pancreatic cancer-81% Mucin 1 Screening • Prima has developed IHC screening assay of tumor tissue for CVac eligibility PRIMA BIOMED 9

MUC1—high priority cancer antigen Cheever, et al. The Prioritization of Cancer Antigens: A National Cancer Institute Pilot Project for the Acceleration of Translational Research. Clin Cancer Res 2009; 15:5323-5337 PRIMA BIOMED 10

CVac clinical trials

Protocol	N	Patient population	Objectives (✓ *Accomplished*)
CAN-001 *Phase 1*	10	Incurable adenocarcinoma (single arm)	✓ *Safety* ✓ *Feasibility* ✓ *Immune response*
CAN-002 *Phase 2*	28	Ovarian cancer with no other treatment options (single arm)	✓ *Safety* ✓ *Response by CA-125*
CAN-003 *Phase 2*	63	Ovarian cancer in 1st or 2nd remission (randomized & observation-only controlled)	✓ *Safety* ✓ *Immune response* ✓ *Progression-free survival* ○ Overall survival (est. 2014) ✓ *Manufacturing comparability*
CAN-003X	9	Extension of CAN-003 for patients who progressed	○ Longer-term safety ○ Case studies
CAN-004(1) *Phase 2*	76	Ovarian cancer patients in 1st remission (randomized & placebo-controlled)	○ Overall survival (primary) ○ Progression-free survival ○ Immune monitoring
CAN-004(2) *Phase 2*	210	Ovarian cancer patients in 2nd remission (randomized & observation-only controlled)	○ Overall survival (primary) ○ Progression-free survival ○ Immune monitoring
CAN-301 *Phase 2A*	40	Resected pancreatic cancer patients (single arm pilot)	○ Overall survival (primary) ○ Inform continued development

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CVAC™ OVARIAN CANCER COMMERCIAL OPPORTUNITY PRIMA BIOMED

Compelling signal from CAN-003 Improving progression-free survival (PFS) OSC 6/10 2/4 1/2 1/1 0/0 CVAC 3/10 2/6 0/4 1/3 0/0 PRIMA BIOMED 13

Ovarian cancer- second remission “80%-85% of patients tend to undergo second line therapy or maintenance therapy. Therefore, a large group of patients seeking for second line is a significant sales driver for second line treatment drugs in the ovarian cancer market/7 Global Data’s 2011 report “Paclitaxel (Ovarian Cancer) -Analysis and Forecasts to 2020” PRIMA BIOMED 14

Addressable market: 2nd remission ovarian Annual incidence of ovarian cancer in Australia & “major markets” (USA, Japan, UK, Germany, France, Italy, Spain) “61,283 p.a. (2010) 70-75% diagnosed in late stage “44,400 p.a. 70-80% of those platinum sensitive “33,300 p.a. 70-80% continue through second line ~25,000 p.a. PRIMA BIOMED 15

CVac's place in ovarian cancer treatment


Diagnosis
Surgery
1st line platinum + taxane chemo
1st remission
1st disease progression (PD)
6-8 mon
12-16 mon (median)
Surgery +/- 2nd line chemo
2nd remission CVac Target Patient Profile
2nd PD
Overall survival
7.7 mon (CAN-003 CVac)
5.14 mon (control)
CVac development objective -> extend survival

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Comparative ovarian cancer deal Merck and Endocyte Enter Exclusive Worldwide Agreement to Develop and Commercialize Phase III Cancer Candidate Vintafolide (EC145) WHITEHOUSE STATION NJ. & WEST LAFAYETTE. IndHBUSINESS WRE)- Merck, known as MSD outsde the United Slates and Canada. (NYSE MRK) and Endocyte Inc. (NASDAQ: ECYT). today announced that they have entered into an agreement 1o develop and commercial ze Endocytes novel invest Rational therapeutic candidate vintafolide (EC145). Vintafolide is currently being evaluated in a Phase III clinical tnal for| piatinurr-’-esistart ovanan cancel. (PROCEED trial) and a Phase II trial for non-small cell lung cancer iNSCLCi; both studies are also using Endocyte’s nvestigatonal companion diagnostic agent etarfoia*de(EC20|- ‘Vrta’o ce is a :rcm s ng arc innovabve late-stage cancer drug candidate. In add ten to pursuing the lead ndeabon of platinum-resistant ovarian cancer. Merck plans to further eva -ate ts potential for treatment of rr utple other cancer types.’ said Peter S. Kim. executve vice president and president Merck Research Laboratories This agreement underscores our strategy of building a portfolio of oncology therapeutcs that employ a companion diagnostic to facilitate selection o* those patients most likely to respond to treatment” Under the agreement, Merck, through a subsoary, will gar worlriwoe rights to develop and oommercalize vntafolide Endocyte wl receive a S120 m or upfront payment and s ejpMt for milestone payments of up to S380 mi or t>ased on the successful achievement of development, regulatory and commercialization goals for vntafolide for a total of six cancer indications. In addition, if vintafolide receives regulatory approval, Endocyte will receive an equal share of the profit in the ? * ** * r**_«. tn r i             —             * ? * >c_^—__!*.             ? “—* * :_ »i.- » »*»* ? r ? i * 17

CVAC CLINICAL PATHWAY IN OVARIAN CANCER PRIMA BIOMED

CAN-001 Conclusions Confirmed feasibility of production methods Very mild toxicity profile Signs of antitumor activity: Disease stabilization in 2 patients (A02, A10) Extended disease stabilization in 2 patients (43+ months) after disease progression (A08, A09) • Favorable immune profile IFNy-secreting T cells specific for MUC1 pVNTR antigen generated in 2 weeks in 10/10 patients DTH-type responses in 9/10 patients Low titer leM anti-VNTR abs in 3/10 patients only PRIMA BIOMED 19

CAN-002 Conclusions CVac was well tolerated Prior cycles of chemo = 2 (median) / 2.5 (mean) 21/28 patients evaluable 19/21 evaluable were MUC1+ by IHC 21% confirmed “response” rate of MUC1+ pts: 2/21 “major” (>50% reduction in CA-125 at 4wk) 1/21 “minor” (>25% reduction in CA-125 at 4wk) 1/21 “stabilization” of CA-125 for 3+ months • 1 additional “minor” response not confirmed PRIMA BIOMED 20

CAN-003—ovarian cancer patients in remission (• Patient previously cytoreduced (lst/2nd) Stage lll/IVEOC First or Second Remission • After standard V treatments 1st randomized & controlled trial with CVac 1st multicenter trial (18 investigators in US and Australia) 1st trial with multiple cell collection and manufacturing sites Objectives: S Transfer manufacturing technology & establish comparability S Inform continued clinical development PRIMA BIOMED 21

T Cell Immune Monitoring Summary

→ *CVac induces a T cell response above background and baseline immune signals*

- T cell response is mucin 1 specific
- Broad individual signal variation is not "observed" with aggregate data

	CD4 IL-2	CD4 IL-4	CD4 IFNg	CD4 TNFa	CD4 IL-17
CR1	*	*	*		
CR2	**	**	*		
CR1 + CR2					
	CD8 IL-2	CD8 IL-4	CD8 IFNg	CD8 TNFa	CD8 IL-17
CR1	*	**		**	
CR2		*		*	**
CR1 + CR2		*	*		*

* P< 0.1 ** P <0.05

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CAN-003 Overall Survival -^ OS data is immature; observation will continue As of September 9, 2013: — 8 have been confirmed as deceased (4 Cvac / 4 SOC) — 48 have been confirmed as alive (27 Cvac/ 20 SOC) PRIMA BIOMED 23

CAN-003 PFS by remission status First remission Second remission -> Strong efficacy signal in second remission population PRIMA BIOMED

Prima has compelling clinical data & a clear development path 50% increase in median PFSfor ovarian cancer patients in 2nd remission Extended time in remission for the best responders to Cvac * PFS measured from randomization (not from start of 2nd line chemo) Data from CVac CAN-003 protocol PFS: progression-free survival OSC: observational standard of care PRIMA BIOMED 24

CAN-004 phase 2 trial: establish robust proof of concept in ovarian cancer CR = complete remission (by CT & CA-125) OS = overall survival 26

IMMUNOCELLULAR PRODUCT OPERATIONAL PLATFORM PRIMA BIOMED

Prima's Operational Platform

- Cell collection control
- Automated scheduling
- Automated labeling
- Custom shipping material

- Experience in 3 GMP sites
- Proven comparability
- Harmonized documents
- Scalable in 3 global regions


Supply & Logistics
Product Processing
Formulation & Stability
Quality Control

- Final product cryo-frozen
- 6+ doses per production
- 18+ months stability
- 1-ml intradermal injection

- GMP quality antigen
- 3 qualified potency assays
- Full product characterization
- Central electronic QA review

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Automated logistics management PRIMA BIOMED 29

Manufacturing Development Stage -> Commercial Significant (i.e. 12+ countries) regulatory exposure and feedback Screened & trained network of cell collections centers globally Validated packaging, shipping, enrichment, washing, fill, finish QC bio-assays for specifications & potency Demonstrated ability to transfer manufacturing ICAN randomization and logistics management software GMP man nan & GMP man nan -fusion protein Mucin 1 antigen (FP) and BC2 antibody master & working cell banks GLP validated mucin 1 immunohistochemistry diagnostic GMP placebo for cell based products Organized team & QA processes to manufacture on a global scale About 160 CVac production runs to date PRIMA BIOMED 30

Planning for commercial success Clinical = define a commercially relevant target patient profile & approvable endpoints Manufacturing = assure comparability throughout trials & work toward a scalable and cost effective production method Invest in both. keep a balance. don’t break the bank! PRIMA BIOMED 31